December 16, 2024

Suradech Taweesaengsakulthai
Chief Executive Officer
Arogo Capital Acquisition Corp.
848 Brickell Avenue, Penthouse 5
Miami, FL 33131

       Re: Arogo Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2024
           File No. 001-41179
Dear Suradech Taweesaengsakulthai:

       We have conducted a limited review of your filing and have the following comments.

        Please respond to this letter by amending your filing and providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your filing and your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Questions and Answers About the Special Meeting
How do the Company insiders intend to vote their shares?, page 5

1. We note the disclosure indicating that the SPAC Sponsor, directors, officers, advisors or any of their affiliates may purchase public shares in the open market to reduce redemption rates, that the price offered in such purchases may be higher than the redemption price, and that these purchasers intend to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it
       applies to your circumstances.
 December 16, 2024
Page 2
Risk Factors
Our securities are currently quoted on the OTC Markets, which may have an unfavorable impact on our stock price and liquidity, page 14

2. Please revise this risk factor heading and disclosure to expand on the consequences of your securities no longer being listed on Nasdaq and being quoted on the OTC Pink
       Market instead. For example, discuss that you may no longer be attractive as a merger partner because you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on securities
       holders due to your securities no longer being considered    covered
securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-5176 or Kathleen Krebs at
202-551-
3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew J. Sherman